

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Scott R. Silverman
Chief Executive Officer
Digital Angel Corporation
220 Congress Park Drive, Suite 200
Delray Beach, FL 33445

Re: Digital Angel Corporation
Preliminary Information Statement on Schedule 14C
Filed July 12, 2013
File No. 000-26020

Dear Mr. Silverman:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Celeste M. Murphy for

　　　　　　　　Larry Spirgel
　　　　　　　　Assistant Director